SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020 AND 2019

Tel: 214-969-7007	600 North Pearl, Suite 1700
Fax: 214-953-0722	Dallas, TX 75201
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Ericsson US 401(k) Plan

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

Dallas, Texas

June 28, 2021

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

(Thousands of dollars)

	2020	2019
Assets
Investments
Investments, at fair value	$3,189,109	$2,853,221
Investments, at contract value	343,903	308,858

Total investments	3,533,012	3,162,079

Receivables
Notes receivable from participants	13,536	14,549
Participant’s contributions receivable	13	—
Employer’s contributions receivable	1,445	1,430
Other receivables	3,260	775

Total receivables	18,254	16,754

Total Assets	3,551,266	3,178,833

Payables
Operating and other payables	2,811	778

Net assets available for benefits	$3,548,455	$3,178,055

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$331,005
Dividends	9,073
Other income	157,770

Total investment income	497,848

Interest on participant notes receivable	772

Contributions:
Participants	71,672
Employer	50,678
Rollover	6,010

Total contributions	128,360

Total Additions	626,980

DEDUCTIONS
Benefits paid to participants	(250,345)
Corrective distributions	(66)
Deemed distributions	(524)
Administrative expenses	(5,645)

Total Deductions	(256,580)

Net increase	370,400

Net assets available for benefits:
Beginning of year	3,178,055

End of year	$3,548,455

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Each pay period participant contributions are remitted to the Plan made to the Trustee for investment. There is currently one stable value fund, five mutual funds, seven commingled funds, twelve common collective trusts and two separately managed accounts. In addition, there is a self – directed brokerage account (“SDA”) to which participants may direct their investments. The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through the Trustee. Employees interested in SDA can contact Empower or by visiting empower-retirement.com/participant to request an enrollment kit which includes application information or can contact the call center and request an application. Participants can choose these options for their contributions as well as the Company contributions.

Effective January 31, 2019 the CENX, Inc. 401(k) Plan was merged into the Plan. This allowed the CENX, Inc. employees who satisfied the eligibility requirements of the Plan participation in the Plan. Total assets transferred into the Plan due to the merger were approximately $1,272

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

Risks and Uncertainties

The Plan provides for various investment options as described in Note 1. The underlying investments held by the investment options may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions on large gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. These measures have moderated in 2021 as vaccines have become more widely available in the United States and Canada. The duration and impact of the Coronavirus on the overall economy cannot be determined at this time.

Contributions and Contributions Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,458 and $1,430 at December 31, 2020 and 2019, respectively.

Valuation of Investments

The Plan’s investments are reported at fair value. At December 31, 2020 and 2019 the Plan held Stable Value Funds which were reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of investment carried at contract value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Other income includes the net appreciation (depreciation), interest and dividends of the investments held in the SDA and separately managed accounts.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

Vesting and Forfeitures

Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Accordingly, the forfeiture balance as of December 31, 2020 and 2019 was$1,962 and $2,328, respectively. During 2020, $41 of forfeitures were used to pay Plan administrative expenses.

Expenses of the Plan

Most costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees. A quarterly administrative fee is charged to each participant’s account.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

The Coronavirus Aid, Relief, and Economic Security Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000

•	Increase of the available loan amount to the lesser of $100,000 or 100% of the participants vested account balance

•	Extended the period for loan repayments up to one year

•	Updating the minimum required distribution rules

During 2020, the Plan had special coronavirus distributions in the amount of $11,600.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a “deemed distribution”, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2020, interest rates range from 4.25% to 6.50%. Notes receivable from participants are reported at their outstanding principal plus any accrued interest.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2020 and 2019, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly, semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may immediately participate in the Plan. At December 31, 2020 and 2019, the number of active participants were roughly 6,300 and 6,500, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from LM Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for at least 24 full calendar months. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in Accounting Standards Codification “ASC” Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2020 and 2019 and classified as Level 1 assets.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

Self-Directed Brokerage Accounts (SDA)

A majority of the SDA accounts include investments in cash and cash equivalents, common stock, and registered investment companies and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above.

Commingled Funds and Common Collective Trusts

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at net asset value, they are therefore excluded from the fair value hierarchy and included in other.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2020 and 2019.

December 31, 2020	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$610,854	$—	$—	$—	$610,854
Separately managed accounts	—	366,212	—	—	366,212
Ericsson stock fund	47,931	—	—	—	47,931
Commingled funds	—	—	—	1,439,633	1,439,633
Common collective trusts	—	—	—	607,836	607,836
Self-directed brokerage accounts	—	116,643	—	—	116,643

Total investments at fair value	$658,785	$482,855	$—	$2,047,469	$3,189,109

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

December 31, 2019	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$615,890	$—	$—	$—	$615,890
Separately managed accounts	—	259,587	—	—	259,587
Ericsson stock fund	40,943	—	—	—	40,943
Commingled funds	—	—	—	1,320,513	1,320,513
Common collective trusts	—	—	—	535,125	535,125
Self-directed brokerage accounts	—	81,163	—	—	81,163

Total investments at fair value	$656,833	$340,750	$—	$1,855,638	$2,853,221

(a)	- As these assets are measured at net asset value using the practical expedient they are therefore excluded from the fair value hierarchy and included in other.

5.	NET ASSET VALUE PER SHARE

The following table for December 31, 2020 and 2019, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using NAV per Share
Investment	December 31 2020 Fair Value (a)	December 31 2019 Fair Value (a)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Asset allocation fund (b)	$607,836	$535,125	$—	Daily	None	Daily
Intermediate-Term Bond (c)	112,377	107,287	—	Daily	None	Daily
Multiple Investment Trust (d)	359,828	338,606	—	Daily	None	Daily
Mid-Cap Value Equity Trust (e)	769,868	698,012	—	Daily	None	Daily
International Large Blend Trust (f)	197,560	176,608	—	Daily	None	Daily

(a)	The fair values of the investments have been estimated using the NAV of the investment.
(b)

The asset allocation fund uses a strategy designed for investors expecting to retire around the year indicated in each fund’s name, with the allocation changing on an annual basis, becoming more conservative as the Fund nears the target retirement date. The funds invest in a combination of equity, fixed income and short-term JPMorgan Chase Bank, N.A Commingled Pension Trust Funds and/or funds maintained by unaffiliated banks and trust companies, which includes vehicles with lower levels of active risk.

(c)	Intermediate-term bond funds aim to generate excess return from top-down sector allocation and bottom-up subsector/security selection. Duration and yield curve are tactically managed.
(d)

Multiple investment trust is a combination of funds including large cap growth equity trust, mid cap value equity trust, small cap value equity trust, value yield equity trust, global growth equity trust and real estate securities trust.

(e)	Mid-cap value equity trust invests its assets in a majority of equity securities of medium-sized companies.
(f)	International Large Blend Trust measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $22,001 and sales of $28,822 of the Company’s stock during the year ended December 31, 2020.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE

The following table provides information as of December 31, 2020 and 2019 about the financial assets carried at contract value:

As of December 31,	2020	2019
Financial assets at contract value:
Ericsson US 401(k) Putnam Stable Value Fund	$343,903	$—
Wells Fargo Stable Return Fund W (a)	—	308,858

In 2020, the Plan had invested in the Wells Fargo Stable Return Fund W (a) and replaced it with the Ericsson US 401(k) Putnam Stable Value Fund.

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands of dollars)

the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

9.	SUBSEQUENT EVENTS

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2020, through the issuance of these financial statements and have identified no subsequent events.

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stable Value Fund:
*	Putnam Fiduciary Trust	ERICSSON US 401(K) PUTNAM STABLE VALUE FUND	*	*	$343,903
***	Company
	Common Collective Trusts:
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS INCOME	*	*	24,668
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2015	*	*	19,877
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2020	*	*	58,333
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2025	*	*	110,756
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2030	*	*	121,848
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2035	*	*	100,030
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2040	*	*	73,632
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2045	*	*	46,361
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2050	*	*	33,069
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2055	*	*	12,652
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2060	*	*	5,917
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2065	*	*	693

					607,836
	Mutual Funds:
	American Funds	AMERICAN FUNDS EUROPACIFIC GROWTH-R6	*	*	167,578
	Oppenheimer	OPPENHEIMER DEVELOPING MARKETS-I	*	*	31,146
	T. Rowe Price	T. ROWE PRICE QM US SMALL-CAP GR EQ I	*	*	40,932
	Vanguard Funds	VANGUARD SMALL-CAP INDEX-INST PLUS	*	*	124,115
	Vanguard Funds	VANGUARD MID-CAP INDEX-INST PLUS	*	*	247,083

					610,854
	Commingled funds:
	Victory	VICTORY SMALL CAP VALUE COLLECTIVE 75	*	*	29,406
	T. Rowe Price Funds	T ROWE PRICE MID-CAP VALUE EQUITY TRUST-D	*	*	39,397
	American Century Funds	AMERICAN CENTURY US VALUE YIELD EQUITY TRUST-2	*	*	122,230
	Vanguard Funds	VANGUARD INST TOTAL INTL STK MKT IDX TST	*	*	197,560
	Vanguard Funds	VANGUARD INSTITUTIONAL 500 INDEX TRUST	*	*	701,065
	Prudential Funds	PRUDENTIAL CORE PLUS BOND FUND CLASS 12	*	*	112,377
	Vanguard Funds	VANGUARD INSTL TOTAL BOND MRKT IDX TRUST	*	*	237,598

					1,439,633
	Separately managed accounts:
	Jennison	ADOBE INC COMMON STOCK	*	*	8,070
	Jennison	AIRBNB INC COMMON STOCK	*	*	180
	Jennison	ALPHABET INC COMMON STOCK CL.C	*	*	4,056
	Jennison	ALPHABET INC COMMON STOCK CL.A	*	*	4,064
	Jennison	AMAZON.COM INC COMMON STOCK	*	*	21,584
	Jennison	APPLE INC COMMON STOCK	*	*	21,980
	Jennison	CHIPOTLE MEXICAN GRILL INC COMMON STOCK	*	*	2,517
	Jennison	COSTCO WHOLESALE CORP COMMON STOCK	*	*	2,362
	Jennison	COUPA SOFTWARE INC COMMON STOCK	*	*	3,061

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	CROWDSTRIKE HOLDINGS INC COMMON STOCK CL.A	*	*	4,404
	Jennison	DEXCOM INC COMMON STOCK	*	*	1,415
	Jennison	FACEBOOK INC COMMON STOCK	*	*	8,866
	Jennison	LVMH MOET HENNESSY COMMON STOCK	*	*	5,777
	Jennison	HOME DEPOT INC COMMON STOCK	*	*	2,029
	Jennison	KERING SA COMMON STOCK—UNSPONSORED ADR	*	*	5,401
	Jennison	LAUDER ESTEE COS INC COMMON STOCK CL.A	*	*	3,454
	Jennison	LULULEMON ATHLETICA INC COMMON STOCK	*	*	4,166
	Jennison	MASTERCARD INC COMMON STOCK CL.A	*	*	5,491
	Jennison	MATCH GROUP INC COMMON STOCK	*	*	10,164
	Jennison	MICROSOFT CORP COMMON STOCK	*	*	9,114
	Jennison	NETFLIX INC COMMON STOCK	*	*	9,146
	Jennison	NIKE INC COMMON STOCK	*	*	7,742
	Jennison	NVIDIA CORP COMMON STOCK	*	*	7,612
	Jennison	PAYPAL HOLDINGS INC COMMON STOCK	*	*	6,599
	Jennison	PELOTON INTERACTIVE INC COMMON STOCK CL.A	*	*	4,849
	Jennison	RINGCENTRAL INC COMMON STOCK CL.A	*	*	6,705
	Jennison	SALESFORCE COM INC COMMON STOCK	*	*	3,679
	Jennison	SERVICENOW INC COMMON STOCK	*	*	1,295
	Jennison	SHOPIFY INC COMMON STOCK CL.A	*	*	11,484
	Jennison	SNOWFLAKE INC COMMON STOCK	*	*	2,949
	Jennison	SQUARE INC COMMON STOCK CL.A	*	*	5,572
	Jennison	TAIWAN SEMICONDUCTOR COMMON STOCK—ADR	*	*	1,467
	Jennison	TELADOC HEALTH INC COMMON STOCK	*	*	4,065
	Jennison	TENCENT HOLDINGS LTD COMMON STOCK UNSPONSORED ADR	*	*	2,493
	Jennison	TESLA MOTORS INC COMMON STOCK	*	*	16,663
	Jennison	TRADE DESK INC/THE COMMON STOCK CL.A	*	*	5,325
	Jennison	TWILIO INC COMMON STOCK	*	*	7,148
	Jennison	UBER TECHNOLOGIES INC COMMON STOCK	*	*	4,567
	Jennison	VISA INC COMMON STOCK CL.A	*	*	4,377
	Jennison	ZOOM VIDEO COMMUNICATIONS INC COMMON STOCK CL.A	*	*	768
	Jennison	ATLASSIAN CORP PLC COMMON STOCK CL.A	*	*	4,632
	Jennison	SPOTIFY TECHNOLOGY SA COMMON STOCK	*	*	4,908
	Jennison	ADYEN NV COMMON STOCK	*	*	8,767
	Jennison	FEDERATED GOVERNMENT OBLIGATIONS IS #5	*	*	2,353
	Eagle Funds	ACCELERON PHARMA INC COMMON STOCK	*	*	602
	Eagle Funds	ADVANCED MICRO DEVICES INC COMMON STOCK	*	*	1,610
	Eagle Funds	ALBEMARLE CORP COMMON STOCK	*	*	876
	Eagle Funds	ALIGN TECHNOLOGY INC COMMON STOCK	*	*	2,317
	Eagle Funds	ALNYLAM PHARMACEUTICALS INC COMMON STOCK	*	*	341
	Eagle Funds	AMEDISYS INC COMMON STOCK	*	*	887
	Eagle Funds	ANAPLAN INC COMMON STOCK	*	*	797
	Eagle Funds	AUTOZONE INC COMMON STOCK	*	*	812
	Eagle Funds	AVANTOR INC COMMON STOCK	*	*	522
	Eagle Funds	BAKER HUGHES A GE CO LLC COMMON STOCK	*	*	749
	Eagle Funds	BALL CORP COMMON STOCK	*	*	864

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	BIOMARIN PHARMACEUTICAL INC COMMON STOCK	*	*	507
	Eagle Funds	BURLINGTON STORES COMMON STOCK	*	*	1,480
	Eagle Funds	CAESARS ENTERTAINMENT CORP COMMON STOCK	*	*	1,285
	Eagle Funds	CHANGE HEALTHCARE INC COMMON STOCK	*	*	641
	Eagle Funds	CHARLES RIVER LABS INTL INC COMMON STOCK	*	*	495
	Eagle Funds	CHIPOTLE MEXICAN GRILL INC COMMON STOCK	*	*	950
	Eagle Funds	COGNEX CORP COMMON STOCK	*	*	1,570
	Eagle Funds	COHERENT INC COMMON STOCK	*	*	675
	Eagle Funds	CONSTELLATION BRANDS INC COMMON STOCK	*	*	799
	Eagle Funds	CORTEVA INC COMMON STOCK	*	*	857
	Eagle Funds	COUPA SOFTWARE INC COMMON STOCK	*	*	541
	Eagle Funds	CROWDSTRIKE HOLDINGS INC COMMON STOCK CL.A	*	*	3,189
	Eagle Funds	DOCUSIGN INC COMMON STOCK	*	*	1,276
	Eagle Funds	DRAFTKINGS INC COMMON STOCK CL.A	*	*	417
	Eagle Funds	FAIR ISAAC CORP COMMON STOCK	*	*	1,031
	Eagle Funds	FIVE9 INC COMMON STOCK	*	*	922
	Eagle Funds	FLEETCOR TECHNOLOGIES INC COMMON STOCK	*	*	1,428
	Eagle Funds	FORTUNE BRANDS HOME & SEC INC COMMON STOCK	*	*	1,223
	Eagle Funds	GLOBAL PAYMENTS INC COMMON STOCK	*	*	1,758
	Eagle Funds	GRAINGER W W INC COMMON STOCK	*	*	1,261
	Eagle Funds	GUARDANT HEALTH INC COMMON STOCK	*	*	570
	Eagle Funds	IAA INC COMMON STOCK	*	*	911
	Eagle Funds	IDEXX LABS INC COMMON STOCK	*	*	1,780
	Eagle Funds	INSULET CORPORATION COMMON STOCK	*	*	1,030
	Eagle Funds	KEYSIGHT TECHNOLOGIES INC COMMON STOCK	*	*	1,035
	Eagle Funds	LPL FINANCIAL HOLDINGS INC COMMON STOCK	*	*	1,110
	Eagle Funds	L3HARRIS TECHNOLOGIES INC COMMON STOCK	*	*	1,007
	Eagle Funds	LENNAR CORP COMMON STOCK CL.A	*	*	860
	Eagle Funds	LULULEMON ATHLETICA INC COMMON STOCK	*	*	1,470
	Eagle Funds	MSCI INC COMMON STOCK CL.A	*	*	1,707
	Eagle Funds	MARKETAXESS HLDGS INC COMMON STOCK	*	*	1,556
	Eagle Funds	MARTIN MARIETTA MATERIALS INC COMMON STOCK	*	*	1,072
	Eagle Funds	MASIMO CORP COMMON STOCK	*	*	1,032
	Eagle Funds	MAXIM INTEGRATED PRODS INC COMMON STOCK	*	*	978
	Eagle Funds	MCKESSON CORPORATION COMMON STOCK	*	*	650
	Eagle Funds	METTLER TOLEDO INTERNATIONAL COMMON STOCK	*	*	627
	Eagle Funds	MICROCHIP TECHNOLOGY INC COMMON STOCK	*	*	1,155
	Eagle Funds	MODERNA INC COMMON STOCK	*	*	754
	Eagle Funds	MONSTER BEVERAGE CORP COMMON STOCK	*	*	1,154
	Eagle Funds	MOODYS CORP COMMON STOCK	*	*	835
	Eagle Funds	OLD DOMINION FREIGHT LINE INC COMMON STOCK	*	*	940
	Eagle Funds	PTC INC COMMON STOCK	*	*	824
	Eagle Funds	PELOTON INTERACTIVE INC COMMON STOCK CL.A	*	*	1,819
	Eagle Funds	PERSPECTA INC COMMON STOCK	*	*	809
	Eagle Funds	PINTEREST INC COMMON STOCK CL.A	*	*	2,719
	Eagle Funds	PLANET FITNESS INC CL A COMMON STOCK	*	*	382
	Eagle Funds	POOL CORPORATION COMMON STOCK	*	*	2,209

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	QUIDEL CORP COMMON STOCK	*	*	513
	Eagle Funds	REPLIGEN CORP COMMON STOCK	*	*	530
	Eagle Funds	RESMED INC COMMON STOCK	*	*	903
	Eagle Funds	RINGCENTRAL INC COMMON STOCK CL.A	*	*	2,911
	Eagle Funds	RITCHIE BROS AUCTIONEERS COMMON STOCK	*	*	1,132
	Eagle Funds	SBA COMMUNICATIONS CORP COMMON STOCK	*	*	1,519
	Eagle Funds	SAREPTA THERAPEUTICS INC COMMON STOCK	*	*	558
	Eagle Funds	SEAGEN INC COMMON STOCK	*	*	902
	Eagle Funds	SERVICENOW INC COMMON STOCK	*	*	806
	Eagle Funds	SHOPIFY INC COMMON STOCK CL.A	*	*	1,021
	Eagle Funds	SIRIUS XM HOLDINGS INC COMMON STOCK	*	*	441
	Eagle Funds	SPLUNK INC COMMON STOCK	*	*	1,537
	Eagle Funds	SYNOPSYS INC COMMON STOCK	*	*	2,353
	Eagle Funds	TAKE TWO INTERACTIVE SOFTWARE COMMON STOCK	*	*	899
	Eagle Funds	TANDEM DIABETES CARE INC COMMON STOCK	*	*	383
	Eagle Funds	TELADOC HEALTH INC COMMON STOCK	*	*	786
	Eagle Funds	TRANSUNION COMMON STOCK	*	*	1,535
	Eagle Funds	TYLER TECHNOLOGIES INC COMMON STOCK	*	*	1,854
	Eagle Funds	UNITED RENTALS INC COMMON STOCK	*	*	859
	Eagle Funds	UNIVERSAL DISPLAY CORP COMMON STOCK	*	*	574
	Eagle Funds	VAIL RESORTS INC COMMON STOCK	*	*	501
	Eagle Funds	VEEVA SYS INC COMMON STOCK CL.A	*	*	987
	Eagle Funds	WESTINGHOUSE AIR BRAKE TECH CO COMMON STOCK	*	*	900
	Eagle Funds	WASTE CONNECTIONS INC COMMON STOCK	*	*	2,007
	Eagle Funds	WEST PHARMACEUTICAL SVSC INC COMMON STOCK	*	*	753
	Eagle Funds	WORKDAY COMMON STOCK	*	*	807
	Eagle Funds	XILINX INC COMMON STOCK	*	*	1,246
	Eagle Funds	ZENDESK INC COMMON STOCK	*	*	1,661
	Eagle Funds	ZOETIS INC COMMON STOCK	*	*	796
	Eagle Funds	CLARIVATE ANALYTICS PLC COMMON STOCK	*	*	540
	Eagle Funds	HORIZON THERAPEUTICS PLC COMMON STOCK	*	*	1,257
	Eagle Funds	IHS MARKIT LTD COMMON STOCK	*	*	647
	Eagle Funds	MARVELL TECHNOLOGY GROUP LTD COMMON STOCK	*	*	1,250
	Eagle Funds	APTIV PLC COMMON STOCK	*	*	789
	Eagle Funds	NOVOCURE LTD COMMON STOCK	*	*	523
	Eagle Funds	SPOTIFY TECHNOLOGY SA COMMON STOCK	*	*	503
	Eagle Funds	ELASTIC NV COMMON STOCK	*	*	1,328
	Eagle Funds	ROYAL CARIBBEAN CRUISES LTD COMMON STOCK	*	*	709

					366,212

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Self-Directed Brokerage Account	Various Investments, Including Registered Investment Companies, Common Stocks, Money Market Funds and Cash	*	*	116,643
*	Ericsson	Ericsson Stock Fund	*	*	47,931

	Total Investments				3,533,012
*	Participant Loans	Interest rates of 4.25% to 6.50% with various maturity dates	*	*	13,536

	Total				$3,546,548

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2020 with the exception of the Stable Value Fund, which is stated at contract value.

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/28/2021

Toby Todd
Head of Total Rewards, Region North America